August 25, 2005

<u>Via US Mail and Facsimile</u>

Mr. Xu Jie Bo
Chief Financial Officer
China Southern Airlines Company Limited
278 Ji Chang Road
Guangzhou
The People's Republic of China 510405

**Re: China Southern Airlines Company Limited
          Form 20-F for the Year Ended December 31, 2004
          Commission File Number: 001-14660**

Dear Mr. Xu:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Operating Results, page 41</u>
1. We note that, throughout your discussion of 2004 operating results as compared with 2003, you explain increases in revenues and expenses primarily by citing increased passenger load and fleet size; however, you do not explain what led to the increased passenger load and fleet size in 2004. Revise your disclosure to include all the facts and circumstances surrounding

these increases, including those facts and circumstances leading to increased fleet size and increased passenger load.

2. You state, on page F-16, that you impose a fuel surcharge on certain flights. As that surcharge forms part of the traffic revenue of the group, it would be appropriate to disclose and quantify the impact of fuel surcharge revenue in your comparative discussions of operating revenue. Please revise.

Table of Contractual Obligations, page 50

3. We note that you have included the principal balance only of short and long term debt in your Table of Contractual Obligations. We believe you should include estimated interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. For variable rate debt, you should include a discussion of the methodology used in the calculation. As such, please include your proposed revised disclosure as part of the reconciliation requested above. See Section IV.A of FR-72 for guidance.

Financial Statements

Note 34. Significant Differences Between IFRS and U.S. GAAP, page 54

4. We understand that you focus on the power to control in determining whether a parent/subsidiary relationship exists. Under U.S. GAAP, variable interest entities ("VIEs") in which a parent does not have a controlling voting interest but absorbs the majority of the VIEs expected losses or returns must also be consolidated. Please explain how you have considered this apparent difference between IFRS and U.S. GAAP when preparing this footnote. Please be detailed and specific when preparing your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief